Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated February 21, 2014, with respect to the financial statements of Sabine Pass Liquefaction, LLC as of December 31, 2013, included in the Registration Statement (Form S-4) and related Prospectus of Sabine Pass Liquefaction, LLC for the exchange of up to $1,500,000,000 aggregate principal amount of registered 5.875% Senior Secured Notes due 2026 for any and all of the $1,500,000,000 aggregate principal amount of unregistered 5.875% Senior Secured Notes due 2026 that were issued on June 14, 2016 and up to $1,500,000,000 aggregate principal amount of registered 5.00% Senior Secured Notes due 2027 for any and all of the $1,500,000,000 aggregate principal amount of unregistered 5.00% Senior Secured Notes due 2027 that were issued on September 23, 2016.

/s/ Ernst & Young LLP

Houston, Texas

February 3, 2017